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14045024

SECUR... ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22142

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/2012 (MM/DD/YY) AND ENDING ~~11~~/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.H. Reaves & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Exchange Place, 18th Floor
(No. and Street)

Jersey City (City) — NJ (State) — 07302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. Pass — 201-793-2364 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anchin, Block and Anchin, LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway (Address) — New York (City) — NY (State) — 10018 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David M. Pass, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W.H. Reaves & Co., Inc., as of November 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

JOHN MARAVIGLIA
NOTARY PUBLIC OF NEW JERSEY
ID # 2345634
My Commission Expires 7/19/2016

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W.H. REAVES & CO., INC.

STATEMENT OF FINANCIAL CONDITION

NOVEMBER 30, 2013

W.H. REAVES & CO., INC.

INDEX TO THE STATEMENT OF FINANCIAL CONDITION

NOVEMBER 30, 2013

	Page
Facing Page to Form X-17a-5	1
Affirmation	2
Independent Auditors' Report	3
Statement of Financial Condition	4
Notes to the Financial Statement	5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22142

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/2012 (MM/DD/YY) AND ENDING 11/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.H. Reaves & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Exchange Place, 18th Floor
(No. and Street)

Jersey City	NJ	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David M. Pass 201-793-2364
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anchin, Block and Anchin, LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David M. Pass, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W.H. Reaves & Co., Inc., as of November 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

JOHN MARAVIGLIA
NOTARY PUBLIC OF NEW JERSEY
ID # 2345634
My Commission Expires 7/19/2016

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANCHIN

Anchin, Block & Anchin LLP
Accountants & Advisors
1375 Broadway New York, NY 10018
212 840-3456
www.anchin.com

INDEPENDENT AUDITORS' REPORT

To W.H. Reaves & Co., Inc.:

We have audited the accompanying statement of financial condition of W.H. Reaves & Co., Inc. (the "Company") as of November 30, 2013 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of W.H. Reaves & Co., Inc. as of November 30, 2013, in accordance with accounting principles generally accepted in the United States of America.

Anchin, Block & Anchin LLP

New York, N. Y.
January 28, 2014

W.H. REAVES & CO., INC.

STATEMENT OF FINANCIAL CONDITION

NOVEMBER 30, 2013

ASSETS

Cash and cash equivalents	$	5,414,482
Receivables from clearing organizations		202,084
Advisory fees receivable		1,614,420
Deposits with clearing organizations		151,198
Exchange memberships		2,200
Property and equipment, net		36,341
Other assets		305,889
Total Assets	$	7,726,614

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities				
Accounts payable and accrued expenses	$	1,636,372		
Bonuses payable		3,125,000		
Income taxes payable		10,700		
Prepaid advisory fees		83,173		
Deferred rent liability		39,574		
Total Liabilities			$	4,894,819
Stockholders' Equity				
Common stock, $1 par value:				
Authorized - 18,200 voting and 1,800 nonvoting shares				
Issued and Outstanding - 2,380 shares - Class A Voting		2,380		
Issued and Outstanding - 13 shares - Class B Non-voting		13		
Additional paid-in capital		2,104,326		
Retained earnings		725,076		
Total Stockholders' Equity				2,831,795
Total Liabilities and Stockholders' Equity			$	7,726,614

See accompanying notes to the financial statement.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

W.H. Reaves & Co., Inc. (the "Company") is registered as a broker/dealer in securities under the Securities Exchange Act of 1934 and maintains a license with the New York Stock Exchange (the "Exchange").

Description of Business

The Company acts primarily as an investment advisor on a discretionary basis and trades mostly in equity securities for its officers and directors and customer accounts. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Basis of Presentation

The accompanying financial statement is presented in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Financial Statement Estimates

The preparation of a statement of financial condition in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Advisory fees are generally received monthly or quarterly and are recognized on a pro rata basis based on the terms of the customer agreements, net of referral fees. The Company earns commission revenues arising from securities transactions entered into for its officers, directors and customers. Commissions are recorded on a settlement date basis, which is not materially different from a trade date basis.

Depreciation and Amortization

Furniture and fixtures are stated at cost. Depreciation is computed by straight-line and accelerated methods over the estimated useful lives of the assets.

Leasehold improvements are amortized over the lesser of the term of the related lease or the estimated useful lives of the assets.

Income Taxes

The Company is a taxed as a C corporation for Federal and New Jersey state tax purposes, whereby the Company's income is taxed at the Corporation level. The tax years that remain subject to examination by taxing authorities are 2011, 2010 and 2009.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company maintains minimum regulatory net capital, as defined, equal to the greater of $50,000 or 6-2/3% of aggregate indebtedness, as defined.

At November 30, 2013, the Company had net capital of $872,445 which was $546,124 in excess of its required minimum net capital of $326,321. The Company's ratio of aggregate indebtedness to net capital was 5.61 to 1.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and Equipment consist of the following:

	November 30, 2013
Furniture and fixtures	$ 11,525
Computers	178,725
Leasehold improvements	55,961
	246,211
Less: accumulated depreciation	(209,870)
	$ 36,341

NOTE 4 - STOCKHOLDERS' AGREEMENT

Under the terms of a stockholders' agreement, upon their death or disability, the Company may be required to purchase the shares owned by stockholders. The purchase amount is based upon a percentage of the book value of the Company, as defined in the agreement.

On August 16, 2013, the Company sold 5 Non-voting Class B Common Shares with a par value of $1.00 to existing shareholders, based on the percentage of the book value of the Company as of May 31, 2013.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Profit-Sharing Plan

The Company has a Profit Sharing Plan ("Plan") covering substantially all of its employees and some past employees. Only full-time employees are eligible to fully participate in the Plan. Contributions to the Plan, included in employee compensation and benefits, are at the discretion of the Board of Directors.

Leases

The Company leases office space under operating leases expiring through 2015. These leases required the Company to pay additional rentals for increases in operating expenses and real estate taxes. The Company also leases office space at another location.

A deferred rent liability representing the cumulative difference between the rent paid and the amount recognized under the straight-line method of accounting has been recorded.

Future minimum lease payments under non-cancellable operating leases as of November 30, 2013 are as follows:

Years Ending November 30,	Operating Leases
2014	$ 283,640
2015	260,003
Total minimum lease payments	$ 543,643

Cash Credit Risk Concentrations

The Company maintains accounts in banks located primarily in the tri-state metropolitan area. All cash deposits are insured by FDIC for up to $250,000 per account. Any additional amounts are secured by the good faith and credit of the financial institution. At November 30, 2013, the Company had balances in excess of insured limits totaling $4,913,982. The Company has not experienced any losses in such accounts.

Legal Matters

The Company is party to an arbitration with an investment banking firm, which alleges, among other matters, breach of implied contract and unjust enrichment. The Company considers the claims to be devoid of merit and will vigorously defend all claims. However, the Company's legal counsel is unable to determine the likely outcome of the case given the inherent risks and lack of predictability of litigation and the arbitration process.

NOTE 6 - RELATED PARTIES

An employee of the Company has an incentive arrangement whereby he is entitled to a certain percentage of a portion of the advisory fee revenue earned by the Company in a given year. At November 30, 2013, approximately $243,000 was payable.

NOTE 7 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through January 28, 2014, which is the date the financial statements were available to be issued.